

Mail Stop 3010

November 20, 2009

Mr. David A. Brooks
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway
Suite 1100
Dallas, TX 75254

> **Re: Ashford Hospitality Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 30, 2009**
> **File No. 333-162750**

Dear Mr. Brooks:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We are reviewing your Form 10-K for the fiscal year ended December 31, 2008, and have issued comments in relation to that review. In conjunction with that review, we will also be reviewing your registration statement, which incorporates your 10-K by reference. Please note that all comments must be cleared prior to this filing going effective.

2.   Please ensure that you update the section "Incorporation by Reference" on page 62. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Exhibits

3.   We note that exhibit 25.1 indicates that the Form T-1 Statement of Eligibility of
the Trustee will be filed as an exhibit to a current report of the registrant on Form
8-K. Please be aware that companies relying upon Section 305(b)(2) of the Trust
Indenture Act to designate the trustee on a delayed basis must separately file the
Form T-1 under the electronic form type "305B2." In this situation, companies
should not file the Form T-1 in a post-effective amendment to the registration
statement or in a Form 8-K that is incorporated by reference into the registration
statement. Please refer to Section 220.01 under 1939 Act – General Guidance,
which can be located at
http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your
exhibit index accordingly.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with
      respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility
      for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
      defense in any proceeding initiated by the Commission or any person under the
      federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Muriel C. McFarling, Esquire (*via facsimile*)